June 3, 2013

GMO TRUST (GMO QUALITY FUND)

40 Rowes Wharf

Boston, Massachusetts 02110

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Division of Investment Management

Re:	Request for Authorization Pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 to Make Additional Capital Gains Distributions

Ladies and Gentlemen:

This letter is regarding the GMO Quality Fund (the “Fund”), a series of GMO Trust (the “Trust” and the “Applicant”), and is submitted on behalf of the Trust. The Fund is a non-diversified, open-end series of the Trust managed by Grantham, Mayo, Van Otterloo & Co. LLC (the “Manager”). The Applicant hereby requests an exemption pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Fund to make an additional distribution of capital gains with respect to the Fund’s taxable year ended February 28, 2013.

Background of the Fund

The Trust is a registered investment company organized as a business trust under the laws of Massachusetts. The Fund seeks to deliver total return by investing in high quality equity securities and has four classes of shares outstanding. The Manager determines which securities to buy or sell according to the Manager’s evaluation of companies’ published financial information, securities’ prices, equity and bond markets, and the overall economy. The Fund’s shareholders are primarily institutional investors. The minimum for an initial investment in the Fund is currently $10 million of assets under management by the Manager.

The Manager is organized under the laws of Massachusetts and is registered with the Securities and Exchange Commission (the “Commission”) pursuant to the Investment Advisers Act of 1940, as amended. The Manager, located at 40 Rowes Wharf, Boston, Massachusetts 02110, is responsible for the Fund’s management, subject to oversight by the Trust’s Board of Trustees. The Manager runs the Fund’s day-to-day business, including placing all orders for the purchase and sale of the Fund’s portfolio securities.

The Fund’s policy is to declare and pay distributions of its net investment income, if any, semi-annually. The Fund also intends to distribute net realized capital gains, whether from the sale of securities held by the Fund for not more than one year (i.e., net short-term capital gains) or from the sale of securities held by the Fund for more than one year (i.e., net long-term capital gains), if any, at least annually.

Legal Analysis and Request for Relief

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains more often than once every twelve months. Rule 19b-1 under the 1940 Act provides, in essence, that no registered investment company which is a “regulated investment company” (a “RIC”), as defined in Section 851 of the Internal Revenue Code of 1986 (the “Code”), shall distribute more than one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code (“Primary Distribution”), with respect to any one taxable year of the company other than (i) one additional capital gain dividend made in whole or in part to avoid excise tax under Section 4982 of the Code pursuant to Rule 19b-1(f) under the 1940 Act (“Excise Tax Avoidance Distribution”), (ii) one supplemental capital gain dividend pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for that year pursuant to Rule 19b-1(a) under the 1940 Act (“Supplemental Distribution”), and (iii) one or more additional distributions made pursuant to requests granted under Rule 19b-1(e) under the 1940 Act.

On July 9, 2012 (ex-date July 6, 2012), the Fund distributed $366,811,116 of net long-term capital gains with respect to the tax year ended February 28, 2013, derived from capital gains the Fund recognized during that tax year, to shareholders of record on July 5, 2012 (the “July Distribution”). This distribution was made in anticipation of several large shareholder redemptions expected to take place over the course of the next several business days. The Fund made this distribution of fiscal (and taxable) year-to-date realized net long-term capital gains with the goal that all shareholders of the Fund (both shareholders expected to redeem their shares in July 2012 (the “Redeeming Shareholders”) and those remaining in the Fund) receive their equitable share of the Fund’s fiscal year-to-date gains. Such gains were substantially realized by the Fund while the Redeeming Shareholders were invested in the Fund. As anticipated, 30 investors collectively redeemed approximately $7.32 billion (representing approximately 37.28% of the Fund’s net assets immediately prior to the redemptions) on July 20, 2012 and July 23, 2012. The July Distribution may be viewed as the Fund’s Primary Distribution for its taxable year ended February 28, 2013.

On December 14, 2012 (ex-date December 13, 2012), the Fund distributed $387,003,853 of net long-term capital gains with respect to the tax year ended February 28, 2013, also derived from capital gains the Fund recognized during that tax year, to shareholders of record on December 12, 2012 (the “December Distribution”). The Fund made the December Distribution in order to avoid excise tax under Section 4982 of the Code. The December Distribution may be viewed as the Fund’s Excise Tax Avoidance Distribution for its taxable year ended February 28, 2013.

During the remainder of the tax year ended February 28, 2013, the Fund recognized substantial additional net long-term capital gains that were not included in the December Distribution. As a result, an additional amount of approximately $171,492,795 of capital gains with respect to the tax year ended February 28, 2013 remains to be distributed. This distribution is scheduled for July 9, 2013 (ex-date July 8, 2013) (the “Proposed Distribution”). In none of the three periods for which dividends were calculated and paid were there net short-term losses that would have reduced the amount of net long-term capital gains available as net capital gains for the year ended February 28, 2013.

As noted above, Rule 19b-1(a) under the 1940 Act permits a regulated investment company to make a Supplemental Distribution with respect to any taxable year of the investment company that is in addition to a Primary Distribution and an Excise Tax Avoidance Distribution provided that the Supplemental Distribution (i) is supplemental to the Primary Distribution with respect to the same taxable year of the company and (ii) does not exceed 10% of the aggregate amount of capital gain distributed for such taxable year. The Proposed Distribution would exceed 10% of the aggregate amount of capital gain distributed for the Fund’s taxable year ended February 28, 2013 and therefore will not qualify as a Supplemental Distribution under Rule 19b-1(a) under the 1940 Act.

The Applicant hereby requests relief pursuant to Rule 19b-1(e) under the 1940 Act from Section 19(b) of the 1940 Act in order to permit the Fund to make the Proposed Distribution.

Justification for the Requested Relief

The Applicant and the Manager believe that the relief sought herein is consistent with the intent and purpose of Section 19 of the 1940 Act and Rule 19b-1 thereunder. In addition, there should be no significant administrative costs associated with the additional distributions.

The Applicant believes that the requested relief does not raise the concerns that Section 19(b) and Rule 19b-1 were designed to address. A principal concern leading to the enactment of Section 19(b) and the adoption of Rule 19b-1 was that shareholders may be unable to distinguish between frequent distributions of capital gains and dividends from investment income. However, the Proposed Distribution will be fully described to shareholders following the payment.

As required by Rule 19a-1 under the Act, a statement showing the anticipated source or sources of the distribution would accompany the Proposed Distribution (or the confirmation of the reinvestment thereof under the Fund’s common shares dividend reinvestment plan). The Proposed Distribution will consist solely of accumulated undistributed net profits from the sale of securities or other investments. In addition, each Fund shareholder who is subject to U.S. federal income taxation and who received distributions from the Fund (including shareholders who have sold shares during the year) will receive a Form 1099-DIV report that identifies the amount and character (i.e., tax exempt dividend, ordinary dividend, “qualified dividend,” capital gain dividend, or “nontaxable distribution” (that is, return of capital)) of each distribution made by the Fund to the shareholder during the calendar year 2013.

Accordingly, the Applicant believes that the Fund’s shareholders will be provided sufficient information to understand the source of the Proposed Distribution and that this distribution does not represent yield or return on investment.

Rule 19b-1(e) provides that if a registered investment company because of unforeseen circumstances in a particular taxable year proposes to make a distribution, which would be prohibited by the provisions of the Rule, it may file a request with the Commission for authorization to make such a distribution. The Applicant submits that (i) the need to effect the July Distribution in order to equitably distribute capital gain due to significant anticipated redemption activity, and (ii) the recognition of significant capital gains after the December Distribution such that the Proposed Distribution would exceed 10% of the aggregate amount of capital gain distributed for such taxable year (and thus not qualify as a Supplemental Distribution), are among the types of “unforeseen circumstances” contemplated by Rule 19b-1(e).

* * * * *

All actions necessary to authorize the execution and filing of this request under the Declaration of Trust and By-laws of the Trust have been taken, and the person signing and filing this request is authorized to do so on behalf of the Applicant.

The following vote was duly adopted by the Applicant’s Board of Trustees:

VOTED:	That the officers of the Trust are, and each of them acting singly hereby is, authorized in the name and on behalf of the Trust to execute and file, or cause to be filed, with the Securities and Exchange Commission a request for authorization, pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended, for the GMO Quality Fund, a series of the Trust, to make a capital gains distribution for the tax year ended February 28, 2013 which would otherwise be prohibited by Rule 19b-1.

The verification required by Rule 0-2 is attached hereto as Appendix A.

If you have any questions regarding this request, please do not hesitate to contact Thomas R. Hiller, Esq. at Ropes & Gray LLP, 800 Boylston Street, Boston, Massachusetts 02199, telephone number (617) 951-7439, counsel to the Fund and to the Manager.

Respectfully submitted,

GMO Trust

By:	/s/ Sheppard N. Burnett
Name:	Sheppard N. Burnett
Title:	Treasurer and Chief Financial Officer, GMO Trust

cc: J.B. Kittredge, President, GMO Trust

      Thomas R. Hiller, Ropes & Gray LLP

Appendix A

Verification

The Commonwealth of Massachusetts)

) ss:
County of Suffolk	)

The undersigned states that he has duly executed the attached request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 dated June 3, 2013 for and on behalf of GMO Trust, a Massachusetts business trust; that he is the Treasurer and Chief Financial Officer of said Trust; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Sheppard N. Burnett
Signature

Sheppard N. Burnett
Chief Financial Officer and Treasurer GMO Trust

Subscribed and sworn before me, a notary public, this 3rd day of June, 2013.

/s/ Judith T. Lyden
Notary Public

My commission expires: March 4, 2016

[Official Seal]